EXHIBIT 99.1

Osisko Announces Resignation of Oskar Lewnowski From Board of Directors

MONTREAL, July 16, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd ("Osisko" or the "Company") (TSX & NYSE: OR) announces that Oskar Lewnowski, Chief Investment Officer of Orion Resource Partners, has resigned from its board of directors following the previously announced share repurchase and secondary offering of common shares of Osisko with Betelgeuse LLC ("Orion"), a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners, whereby Orion's ownership of Osisko's issued and outstanding common shares has been reduced from approximately 19.5% to 7.0%.

Sean Roosen, Chair of the Board of Directors and CEO of Osisko Gold Royalties, stated: “It has been a pleasure to work with Oskar on the Osisko Board, which was the result of the 2017 acquisition for $1.125 billion dollars of a portfolio of royalties and streams from Orion, the biggest royalty and streaming deal in recent history. Oskar has led the Orion team to a leadership position in the mine finance sector and continues to innovate in our industry. We look forward to our continued collaboration with Oskar and the Orion group as we enter into the next resource cycle. Orion continues to be a major shareholder of Osisko and we are co-invested on many projects as we all move forward in these changing markets.”

Mr Lewnowski noted “I enjoyed working with the Osisko Gold Royalties Board of Directors and Management, and Orion continues to be supportive of its strategy as it remains a significant shareholder of the Company.”

As part of its acquisition of a portfolio of royalties and stream from Orion in 2017, Orion had been granted the right to appoint a nominee to Osisko’s board of directors as long as their share ownership remained above 10%. Orion has agreed that its remaining common shares will be subject to a 180-day lock-up period, subject to customary exceptions.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.7% interest in Barkerville Gold Mines Ltd., a 16.6% interest in Osisko Mining Inc. and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com